Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2013	2012
Earnings available to cover fixed charges:
Income from continuing operations	$34,986	$18,067
Interest expense	17,332	17,218

Earnings available to cover net fixed charges	$52,318	$35,285

Fixed charges:
Interest expense	$17,332	$17,218
Interest capitalized	5,652	4,848

Fixed charges	$22,984	$22,066
Preferred stock dividends	911	911

Fixed charges and preferred stock dividends	$23,895	$22,977

Earnings available to cover fixed charges	$52,318	$35,285
Divided by fixed charges	$22,984	$22,066

Ratio of earnings to fixed charges	2.3x	1.6x

Earnings available to cover fixed charges	$52,318	$35,285
Divided by fixed charges and preferred stock dividends	$23,895	$22,977

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2 x	1.5x